UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 6, 2006

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
March 6, 2006

Item 7.01 Regulation of FD Disclosure

On March 6, 2006, First Midwest Bancorp, Inc. issued a press release announcing the public offering of 3.8 million additional shares of its Common Stock with an option for underwriters to purchase 600 thousand additional shares to cover over-allotments. This press release, dated March 6, 2006, is attached as Exhibit 99 to this report.

Item 9.01 Financial Statements and Exhibits

   (a) and (b) not applicable

   (c) Exhibit Index:

   99   Press Release issued by the Company dated March 6, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


First Midwest Bancorp, Inc.
(Registrant)


Date: March 6, 2006   /s/ MICHAEL L. SCUDDER

                                       Michael L. Scudder
                                       Executive Vice President

Exhibit 99

News Release

First Midwest Bancorp
One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768
(630) 875-7450

[LOGO] First Midwest Bancorp, Inc.

FOR IMMEDIATE RELEASE	**CONTACT: Michael L. Scudder**
	EVP, Chief Financial Officer
TRADED: Nasdaq	**(630) 875-7283**
SYMBOL: FMBI	**www.firstmidwest.com**

FIRST MIDWEST BANCORP TO
OFFER 3,825,000 SHARES OF COMMON STOCK

ITASCA, IL, March 6, 2006 – First Midwest Bancorp, Inc. **(Nasdaq: FMBI)** today announced that it had commenced a public offering of 3,825,000 shares of its common stock (excluding the underwriters' over-allotment option). The underwriters of the offering will have an option to purchase an additional 573,750 shares to cover over-allotments.

Net proceeds from the offering will be used for the previously announced acquisition of Bank Calumet, Inc.

Keefe, Bruyette & Woods is acting as the lead manager and sole bookrunner for the transaction. Raymond James, KeyBanc Capital Markets and Oppenheimer & Co., Inc. are acting as co-managers.

Printed copies of the prospectus supplement relating to the offering may be obtained, when available, from Keefe, Bruyette & Woods, Inc., 787 Seventh Avenue, 4th Floor, New York, New York 10019, Attn: Equity Syndicate, Telephone: 1-212-887-8968.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking market. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through 70 offices located in 50 communities, primarily in northeastern Illinois. First Midwest was the only bank named by *Chicago* magazine as one of the 25 best places to work in Chicago.

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